SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND
RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 6)

SISECAM RESOURCES LP
(Name of Issuer)

Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC
Sisecam Chemicals Newco LLC
Sisecam Chemicals Resources LLC
Sisecam Chemicals USA Inc.
Ciner Enterprises Inc.
Turgay Ciner
(Names of Persons Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

172464109
(CUSIP Number of Class of Securities)

Marla Nicholson
VP, General Counsel and Secretary
Sisecam Resources LP
Sisecam Resource Partners LLC
Sisecam Chemicals Wyoming LLC
Sisecam Chemicals Newco LLC
Sisecam Chemicals USA Inc.
Five Concourse Parkway
Atlanta, Georgia 30328
(770) 375-2300

Tarlan Oguz Erkan
President and CEO
Ciner Enterprises Inc.
124 E 55th St,
New York, NY 10022
(332) 251-4398

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Thomas A. Mullen Potter Anderson & Corroon LLP 1313 North Market Street, 6th Floor Wilmington, DE 19801 (302) 984-6000	Scott D. Fisher Steptoe & Johnson LLP 1114 Avenue of the Americas New York, NY 10036 (212) 506-3900

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

INTRODUCTION

This Amendment No. 6 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) Sisecam Resources LP, a Delaware limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”), (ii) Sisecam Resource Partners LLC, a Delaware limited liability company (“Partnership GP”), (iii) Sisecam Chemicals Newco LLC, a Delaware limited liability company (“Merger Sub”), (iv) Sisecam Chemicals Wyoming LLC, a Delaware limited liability company and sole member of Merger Sub (“Parent”), (v) Sisecam Chemicals Resources LLC, a Delaware limited liability company and sole member of Parent (“SCR”), (vi) Sisecam Chemicals USA Inc., a Delaware corporation and a member of SCR (“Sisecam USA”), (vii) Ciner Enterprises Inc., a Delaware corporation and a member of SCR (“Ciner Enterprises”), and, (viii) Mr. Turgay Ciner (“Mr. Ciner”), together with Merger Sub, Parent, SCR, Sisecam USA, and Ciner Enterprises, the “Parent Parties.”) Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.”

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of February 1, 2023 (as may be amended from time to time, the “Merger Agreement”), by and among the Partnership, Partnership GP, Parent and Merger Sub. Pursuant to the Merger Agreement, Parent has agreed to acquire each issued and outstanding Common Unit (other than Common Units held by Parent or its permitted transferees (“Parent Units”)) under the terms of the Merger Agreement. Under the terms and subject to the conditions of the Merger Agreement, Merger Sub will merge with and into the Partnership, with the Partnership surviving as a wholly owned subsidiary of Parent and Partnership GP (the “Merger”). The Merger will become effective upon the filing of a properly executed certificate of merger with the Secretary of State of the State of Delaware or at such later date and time as may be agreed by the parties and set forth in the certificate of merger (the “Effective Time”). The Merger Agreement provides that, at the Effective Time, each Common Unit issued and outstanding as of immediately prior to the Effective Time (other than the Parent Units) will be converted into the right to receive $25.00 in cash, to be paid without interest and reduced by any applicable tax withholding (the “Merger Consideration”). As of the Effective Time, all of the Common Units (other than Parent Units) converted into the right to receive the Merger Consideration will no longer be outstanding and will automatically be canceled and cease to exist.

The Parent Units and Incentive Distribution Rights (as defined in the Partnership’s First Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of September 18, 2013 (as amended, the “Partnership Agreement”)) held by Parent and its permitted transferees and the General Partner Interest (as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time will be unaffected by the Merger, will remain outstanding and no consideration will be delivered in respect thereof.

The closing of the Merger occurred today following the satisfaction of the conditions to the Merger provided in the Merger Agreement. See Item 15 below.

The conflicts committee (the “Conflicts Committee”) of the board of directors of Partnership GP (the “GP Board”) has (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are in the best interests of the Partnership, its subsidiaries and the holders of Common Units other than Sisecam Chemicals Resources LLC and its affiliates (the “Unaffiliated Unitholders”), (ii) approved the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, such approval constituting “Special Approval” for all purposes under the Partnership Agreement), including Section 7.9(a) thereof, (iii) recommended that the GP Board approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and that the GP Board recommend to the holders of Common Units the approval of the Merger Agreement and the transactions contemplated thereby, including the Merger. In determining whether to make its recommendation, the Conflicts Committee considered, among other things, the opinion of Evercore Group L.L.C. (“Evercore”), the financial advisor to the Conflicts Committee, dated January 31, 2023, to the effect that, as of the date of such opinion, and subject to the factors, procedures, assumptions, qualifications and limitations set forth in the opinion, the Merger Consideration to be received by the Unaffiliated Unitholders in the Merger was fair, from a financial point of view, to the Unaffiliated Unitholders.

Under the applicable provisions of the Partnership Agreement, approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, requires the affirmative vote or consent of the holders of a majority of the outstanding Common Units. As permitted by the Delaware Revised Uniform Limited Partnership Act and the Partnership Agreement, immediately following the execution of the Merger Agreement, Parent, as the record and beneficial owner of approximately 74% of the issued and outstanding Common Units, which constitutes a “Unit Majority” (as defined in the Partnership Agreement), delivered to the Partnership an irrevocable written consent approving the Merger Agreement and approving the transactions contemplated thereby, including the Merger, pursuant to the terms of the Partnership Agreement.

The Partnership filed a definitive information statement (the “Information Statement”) on May 3, 2023 under Section 14(c) of the Exchange Act relating to the Merger Agreement and the transactions contemplated thereby, including the Merger. A copy of the Information Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached as Annex A to the Information Statement. All references in this Transaction Statement to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Information Statement, including all annexes thereto, is incorporated herein by reference in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Information Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of Schedule 13E-3. Terms used but not defined in this Transaction Statement have the meanings given to them in the Information Statement.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning any other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15.	ADDITIONAL INFORMATION

Item 15(c) is hereby amended and supplemented by adding the following language:

On May 26, 2023, the Partnership filed a certificate of merger with the Secretary of State of the State of Delaware, pursuant to which, effective May 26, 2023, Merger Sub merged with and into the Partnership, with the Partnership surviving and continuing to exist as a Delaware limited partnership. As a result of the Merger, the Partnership became a wholly owned subsidiary of Parent and Partnership GP.

Upon consummation of the Merger, the Partnership ceased to be a publicly traded company and the Common Units are no longer listed on any quotation system or exchange, including the New York Stock Exchange.

ITEM 16.	EXHIBITS

Regulation M-A Item 1016

Exhibit No.	Description

(a)(1)	Definitive Information Statement of Sisecam Resources LP (the “Information Statement”) (incorporated herein by reference to the Partnership’s Schedule 14C filed concurrently with the SEC).
(a)(2)	Notice of Action of Written Consent of Sisecam Resources LP (incorporated herein by reference to the Information Statement).
(a)(3)
Press Release of Sisecam Chemicals Resources LLC and Sisecam Resources LP dated February 1, 2023 (incorporated herein by reference to Exhibit 99.1 to the Partnership’s Current Report on Form 8-K, filed February 1, 2023).

(a)(4)	Sisecam Resources LP’s Annual Report on Form 10-K for the year ended December 31, 2022 filed on March 31, 2023 (File No. 001-36062).
(b)**	Term Loan Facility Commitment Letter, dated February 1, 2023, by and among Deutsche Bank AG New York Branch, Societe Generale and Sisecam Chemicals Resources LLC.
(c)(1)	Opinion of Evercore Group L.L.C. (incorporated herein by reference to Annex B of the Information Statement).
(c)(2)**	Presentation materials prepared by Evercore Group L.L.C., dated September 9, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(3)**	Presentation materials prepared by Evercore Group L.L.C., dated September 20, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(4)**	Presentation materials prepared by Evercore Group L.L.C., dated October 6, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(5)**	Presentation materials prepared by Evercore Group L.L.C., dated October 11, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(6)**	Presentation materials prepared by Evercore Group L.L.C., dated October 19, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(7)**	Presentation materials prepared by Evercore Group L.L.C., dated October 24, 2022, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(8)**	Presentation materials prepared by Evercore Group L.L.C., dated January 29, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(9)**	Presentation materials prepared by Evercore Group L.L.C., dated January 29, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(10)**	Presentation materials prepared by Evercore Group L.L.C., dated January 31, 2023, for the Conflicts Committee of the Board of Directors of Sisecam Resource Partners LLC.
(c)(11)**	Presentation materials prepared by BofA Securities, Inc., dated July 5, 2022, for Sisecam Chemical Resources LLC.
(d)
Agreement and Plan of Merger, dated as of February 1, 2023, by and among Sisecam Chemicals Wyoming LLC, Sisecam Chemicals Newco LLC, Sisecam Resources LP and Sisecam Resource Partners LLC (incorporated herein by reference to Annex A of the Information Statement).

(f)(1)
First Amended and Restated Agreement of Limited Partnership of Sisecam   Resources LP, dated as of September 18, 2013 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Current Report on Form 8-K filed September 18, 2013 (File No. 001-36062)).

(f)(2)
Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of May 2, 2014 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Current Report on Form 8-K filed May 7, 2014 (File No. 001-36062).

(f)(3)
Amendment No. 2 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of November 5, 2015 (incorporated by reference to Exhibit 3.2 of Sisecam Resources LP’s Current Report on Form 8-K filed November 5, 2015 (File No. 001-36062)).

(f)(4)
Amendment No. 3 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP dated as of April 28, 2017 (incorporated by reference to Exhibit 3.1 of Sisecam Resources LP’s Annual Report on Form 8-K filed May 2, 2017 (File No. 001-36062)).

(f)(5)
Amendment No.4 to the First Amended and Restated Agreement of Limited Partnership of Sisecam Resources LP, dated as of February 10, 2022 (incorporated by reference to Exhibit 3.8 of Sisecam Resources LP’s Annual Report on Form 10-K filed March 15, 2022 (File No. 001-36062)).

(g)	None.
107**	Filing Fee Table.

** Previously filed.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of May 26, 2023

SISECAM RESOURCES LP
By:	Sisecam Resource Partners LLC, its general partner

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM RESOURCE PARTNERS LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS NEWCO LLC
By:	Sisecam Chemicals Wyoming LLC, its sole member

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS WYOMING LLC

By:	/s/ Marla Nicholson
Name:	Marla Nicholson
Title:	VP, General Counsel and Secretary

SISECAM CHEMICALS RESOURCES LLC

By:	/s/ Mehmet Nedim Kulaksizoglu
Name:	Mehmet Nedim Kulaksizoglu
Title:	Chief Financial Officer

SISECAM CHEMICALS USA INC.

By:	/s/ Mehmet Nedim Kulaksizoglu
Name:	Mehmet Nedim Kulaksizoglu
Title:	Chief Financial Officer and Secretary

CINER ENTERPRISES INC.

By:	/s/ Tarlan Oguz Erkan
Name:	Tarlan Oguz Erkan
Title:	President and CEO

TURGAY CINER
By:	/s/ Turgay Ciner